Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 25, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited
Registration Statement on Form F-1
Filed July 3, 2014
File No. 333-197246
CIK No. 0001600527

Dear Ms. Mills-Apenteng, Mr. Kim, Mr. Krikorian and Ms. Walsh:

On behalf of our client, iDreamSky Technology Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 22, 2014.

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing        Chicago        Houston         London        Los Angeles        Munich        New York        Palo Alto        San Francisco        Shanghai        Washington, D.C.

July 25, 2014

Concurrently with the submission of this letter, the Company is publicly filing its amendment No. 1 to registration statement on Form F-1 (the “Registration Statement”) containing the preliminary prospectus with the estimated offering size and price range and certain exhibits thereto via EDGAR to the Commission on July 25, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement.

The Company respectfully advises the Staff that it will commence the roadshow for the proposed offering immediately and expects to request acceleration of the effectiveness of the Registration Statement on or about August 5, 2014. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Registration Statement has been marked to show changes to the Company’s registration statement on Form F-1 publicly filed with the Commission on July 3, 2014.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s recent developments since the Company publicly filed with the Commission its registration statement on Form F-1 on July 3, 2014. The Company advises the Staff that its full interim financial statements for the three months ended June 30, 2014 are not yet available, as notes to the interim financial statements in accordance with Article 10 of Regulation S-X have not been completed.

Prospectus Summary, page 1

1.	We note your response to prior comment 5 regarding your self-developed games. Please revise this section to clarify that a significant amount of your revenues for the quarter ended March 31, 2014 was derived from your self-published games.

In response to the Staff’s comment, the Company has added disclosure on pages 1, 2, 121 and 122.

July 25, 2014

Risk Factors

A failure by the beneficial owners of our shares who are PRC residents…, page 44

2.	It appears that SAFE Circular No. 75 was repealed by the State Administration of Foreign Exchange on July 14, 2014 and superseded by SAFE Circular No. 37. Please revise this risk factor, your disclosure on pages 148 and 149, and elsewhere as appropriate to clarify the regulatory impact of SAFE Circular No. 37 to you, your VIEs and respective nominee shareholders.

In response to the Staff’s comment, the Company has revised the disclosures on pages 46, 47, 150 and 151. The Company submits that, as advised by its PRC counsel, the Company does not believe that SAFE Circular No. 37, which became effective on July 4, 2014 and superseded SAFE Circular No. 75, will have any material impact on the Company, its VIEs or respective nominee shareholders other than that is already disclosed in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

Revenues

Game revenues, page 98

3.	You indicate that you revised your description of certain statement of operations items in response to prior comment 3. Please revise your analysis of the change in game revenues in the results of operations section to discuss and quantify the impact of your new presentation and recognition on revenue and key metrics. In this regard, it appears that a significant portion of the increase in game revenues is due to new revenue streams and the presentation of certain revenue arrangements on a gross basis.

In response to the Staff’s comments, the Company has revised the disclosure on pages 100 and 101 to provide the requested information. The Company advises the Staff that the new presentation and recognition did not have a material impact on the Company’s MAUs and MPUs, which are operating metrics related to users that are not affected by and independent of revenue recognition policies, and ARPPU, due to the effect of revenue recognition on a gross basis for mid- and hardcore games being significantly offset by deferred revenue recognition. Please refer to the disclosure on page F-65 under the subheading “b. Mid- and hardcore mobile games”.

July 25, 2014

Business, page 118

4.	We note your response to prior comment 4 regarding your revenue sharing arrangements with your third-party publishers. It is still unclear how the revenues sharing percentages on a net basis is comparable to the industry practice of 15% to 25% of gross billings. Please revise to disclose your range of revenue sharing percentages on a net basis or supplementally provide us an illustrative reconciliation.

In response to the Staff’s comments, the Company has revised the disclosure on page 130 to disclose the range of its revenue sharing percentages on a net basis pursuant to its content distribution agreements and joint operation agreements.

5.	Please revise to identify the names of three self-developed games briefly mentioned on page 127 and describe how you generate revenue from them, or advise.

In response to the Staff’s comments, the Company has added the requested disclosure on page 130.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2013

Note 22. Subsequent events, page F-52

6.	We note that you issued 12.2 million restricted shares on July 17, 2014. Disclose the significant terms related to these issuances (e.g., price, vesting terms, etc.). Disclose the amount of stock-based compensation and the attribution period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 24, 165 and F-79 to provide the requested information.

*        *        *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

July 25, 2014

Thank you for your time and attention.

Very truly yours, /s/ David Zhang David Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky
Technology Limited

Jun Zou, Chief Financial Officer, iDreamSky Technology Limited

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP